Filed by Misonix, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Misonix, Inc.

Commission File No. 001-10986

Bioventus LLC (Update)

July 29, 2021

Corporate Speakers:

•	Thomas Hill; Bioventus LLC; Director, Corporate Communications

•	Ken Reali; Bioventus Inc.; CEO & Director

•	Stavros Vizirgianakis; Misonix, Inc.; CEO & Director

•	Greg Anglum; Bioventus Inc.; Senior VP & CFO

Participants:

•	Kyle Rose; Canaccord Genuity Corp.; Senior Analyst

•	Drew Ranieri; Morgan Stanley; Equity Analyst

•	Unidentified Participant; JPMorgan; Analyst

•	Ryan Zimmerman; BTIG, LLC; MD & Medical Technology Analyst

•	Unidentified Participant; Goldman Sachs; Analyst

PRESENTATION

Operator: Thank you for standing by. Welcome to the Bioventus business update conference call. (Operator Instructions) Please be advised that today’s conference is being recorded. (Operator Instructions) I would now like to hand the conference over to your speaker today, Thomas Hill. Please go ahead.

Thomas Hill: Thank you, Norma, and good afternoon, everyone. We appreciate you joining us today to discuss this afternoon’s announcement that Bioventus and Misonix have entered into a definitive agreement for Bioventus to acquire Misonix. I’m Tom Hill, Director of Corporate Communications at Bioventus. With me on the call today from Bioventus are Ken Reali, Bioventus Chief Executive Officer; and Greg Anglum, Bioventus’ Chief Financial Officer. Joining us from Misonix are Stavros Vazirgianakis, Chief Executive Officer; and Joe Dwyer, Chief Financial Officer.

The agenda for this call includes an overview of the transaction from Ken Reali, comments from Ken and Stavros on the individual companies, the rationale for the transaction and a review of the financial terms for the combination. As well as Bioventus’ second quarter preliminary financial results and updated guidance from Greg Anglum.

Following our prepared remarks, management from both Bioventus and Misonix will take your questions, and then Ken will provide some closing comments. First, a few logistical comments. This afternoon, Bioventus and Misonix issued a joint press release and posted a slide presentation describing the transaction, both of which can be accessed on the Investor Relations section of Bioventus’ website at bioventus.com and Misonix’s website at misonix.com. In a separate press release issued today, Bioventus announced preliminary revenue for the second quarter of 2021. And in another separate release, Misonix announced preliminary fiscal 2021 fourth quarter and full year revenue.

Before I pass it to Ken, I would like to remind you that this presentation includes forward-looking statements about the proposed transaction between Misonix and Bioventus. And Bioventus’ preliminary revenue results. Each forward-looking statement contained in this presentation is subject to risks and uncertainties that could cause actual results to differ materially from those projected in such statements. Additional information regarding these important factors appears in the slide entitled disclaimer, which contains the cautionary note regarding forward-looking statements.

Information about Bioventus’ specific risks can be found under the headline under the heading Risk Factors in Bioventus’ annual report for the fiscal year ended December 31, 2020, that is filed with the Securities and Exchange Commission and available at sec.gov. And on our website at bioventus.com.

Information about risks related to Misonix can be found under the heading Risk Factors in Misonix’ annual report for the fiscal year ended June 30, 2020, that is filed with the Securities and Exchange Commission, and available on sec.gov and on misonix.com. The forward-looking statements in this presentation speak only as of the original date of this presentation, and neither Bioventus nor Misonix undertakes any obligation to update or revise any of these statements. With that introduction, it is now my pleasure to turn the call over to Ken Reali.

Ken Reali: Thank you, Tom, and thank you, everybody, for joining us this afternoon. I’m very pleased to have Misonix’s CEO, Stavros Vizirgianakis; and CFO, Joe Dwyer, with us today. As you know, earlier this afternoon, we announced that Bioventus and Misonix have entered into a definitive agreement under which Bioventus has agreed to acquire Misonix in a cash and stock transaction. For those of you who are new to the Bioventus story, we are a company focused on building a portfolio of clinically differentiated, minimally invasive treatments to help patients heal faster and relieve pain.

Today, we are the #2 player in HA therapy with the fastest-growing single injection therapy, the #1 player in minimally invasive fracture treatment and advanced rehabilitation the fastest-growing participant in bone graft substitutes and the technology leader in peripheral nerve stimulation across a $13 billion addressable market opportunity supported by robust free cash flow conversion and an experienced management team.

Adding Misonix, Bioventus sees a compelling opportunity to extend our leadership and expand the breadth and depth of our offerings by adding $2 billion to our addressable market. Misonix’ platform is expected to add an incremental 100 basis points of additional revenue growth to the combined company on a pro forma basis. We find Misonix’ recurring revenue model, highly attractive and believe the complementary nature of the 2 businesses will give the combined company significant diversity and scale across a range of care settings, geographies and therapeutic areas.

These factors will place Bioventus in a unique market position with leading technologies and specialized sales forces serving a $15 billion total addressable market across the hospital, ambulatory surgical center and office care settings. The combined product portfolio following the closing will serve large market segments across orthopedics and lower extremity as well as neurosurgery.

We believe that the combined sales force can further accelerate the new combined company’s growth by leveraging cross-selling opportunities through existing customer relationships and by utilizing increased scale in a combined product portfolio to pursue new customers. The combination of our 2 businesses will create a differentiated growth medical technology company. And we strongly believe these growth opportunities combined with Bioventus’ expected $20 million of cost synergies will create strong financial returns for Bioventus shareholders.

I will now briefly review the details of the transaction, which are summarized on Page 1 of the presentation. Under the terms of this agreement, which have been unanimously approved by the Boards of Directors of both companies. Bioventus will acquire 100% of Misonix’ common shares in a cash and stock transaction. intended to be a tax-free reorganization for U.S. federal income tax purposes.

The Sonic stockholders will receive aggregate consideration that values Misonix at approximately $518 million on a fully diluted basis based on Bioventus 7-day volume- weighted average stock price, or VWAP, of $16.6284 per share as of July 27, 2021. The — In the transaction, Misonix stockholders may elect to receive either 1.6839 shares of Bioventus Class A common stock or $28 in cash without interest for each share of Misonix common stock they sold, subject to proration based on an aggregate maximum cash amount payable by Bioventus equal to $10.50 per share of Misonix common stock outstanding, shortly prior to the completion of the transaction.

Their aggregate per share value for Misonix represents a 25% premium to Misonix is 30- day VWAP as of July 27, 2021. After the transaction, Misonix shareholders will own approximately 25% of the combined company on a fully diluted basis. Bioventus intends to finance the cash portion of the transaction through a combined combination of cash on hand and incremental fully committed debt. We expect pro forma year-end 2021 net leverage of 3.6x which combined with a steady path to deleveraging should give us considerable balance sheet flexibility. Stavros and Patrick Bayer, will both join the Bioventus Board. and significant shareholders of both of our companies have signed agreements to vote in favor of this transaction, which we expect to close later this year.

Let me now invite Stavros to share a few words about Misonix and provide his thoughts on the transaction.

Stavros Vizirgianakis: Thanks, Ken. At Misonix, our vision is to be a disruptive medical ultrasonics company that provides innovative solutions to help yield patients and lower the cost of health care globally. The core of Misonix is an innovative smart technology platform, the Nexus, built around our capabilities in ultrasonic technology and applied to high incident rate disease states. This single platform access -- provides access to an addressable market of 2 million procedures in the U.S. alone, including opportunities in spine, neuro, CMF, OMF, plastics and wound. And last year alone, our technology was used in more than 70,000 surgical procedures globally.

We believe this technology can sustain double-digit organic sales growth and provide additional organic and inorganic expansion opportunities, such as our acquisition of the — skin substitutes business in 2019. We think about our business in terms of 2 segments: surgical and wound. On the surgical side, our BoneScalpel device enables improved patient outcomes and reduced operating times through more precise bone resection, and — allows for precise tumor removal. On the wind side, the Masonic debriding closure program, MDC, offers a unique ultrasonic debridement solution along with a variety of skin substitutes to provide improved clinical outcomes for patients.

Importantly, each of our core points leverages our Nexus platform and has significant overlap with Bioventus business as well. The Misonix technology is a platform with wound with combined ultrasonics with a skin graft product, enabling a procedural solution. We believe we can enable new proprietary procedural solutions with a Bioventus portfolio. With regards to this afternoon’s news, I want to echo Ken’s enthusiasm for this combination and what it means for both our companies. As a stand- alone business, Misonix’ vision is to use our leadership position in ultrasonic technology to create innovative procedural solutions in high incident rate disease states.

This strategic combination helps us achieve that goal and extend our reach to help more patients. Additionally, I’m highly confident this transaction will provide significant benefits and value to our customers employees and shareholders as well. This transaction will provide Misonix shareholders with a premium while still allowing continued participation in the upside potential of the combined organization. We believe Bioventus is the ideal partner for Misonix given our common desire to improve lives of patients, our mutual recognition of the importance of compliance and high ethical standards in undertaking that mission. And the strong results-orientated culture we’ve both built.

Bioventus extensive sales network significantly enhances our go-to-market strategy in both surgical and wound settings as well as greatly extending our reach in international markets. Furthermore, the combined scale is expected to help us accelerate our organic growth and product development capabilities and provide additional opportunities to leverage our platform inorganically.

Before I turn the call back to Ken, I want to express my deep appreciation to Misonix’s talented and dedicated employees. We believe our employees will benefit from being part of the combined company with a collective resources and shared commitment to delivering innovative solutions to serve physicians and improve patient outcomes. We look forward to working closely with the Bioventus team to plan the integration and ensure a seamless combination. With that, I’ll turn the call back over to Ken.

Ken Reali: Thanks, Stavros. One of the key rationales for Bioventus for this acquisition is the addition of a platform technology that can be significantly expanded to therapeutic areas beyond its current footprint. Bioventus commercial scale can now help accelerate market penetration and growth of this highly differentiated platform Misonix has built. Speaking to the scale that Stavros mentioned on Page 6 of the presentation, you can see how Misonix enhances our scale within restorative therapies and surgical solutions. And provides additional leverage to our already considerable go-to-market capabilities.

To reflect these deeper capabilities upon closing our bone graft substitute vertical will become known as Surgical Solutions, reflecting the broader platform we will have in spine. Bioventus, Misonix and our recent Bioness acquisition together create an even more compelling new company with expected pro forma revenue of nearly $500 million in 2021 and a multiyear growth in the low double digits and a $15 billion addressable market. Similar to our recent acquisition of Bioness, we expect Misonix to be accretive to Bioventus long-term revenue growth profile.

Between now and closing, we will finalize our integration plans. Some of the opportunities we’ve already included and identified are leveraging the commercial synergies between the Misonix wound business and our Exogen and peripheral nerve stimulation call points. Extending our capabilities across the care continuum to the thousands of customers we already know well in the office setting, which is a key call point for Bioventus with foot and ankle surgeons who are already treating more wound patients in the office due to the COVID pandemic.

Exploiting the commercial strength of our combined hardware agnostic spine business with Bioventus bone graft substitutes, and Misonix’s surgical scalpel within the same customer base and often within the same procedures using our enhanced sales force to enable accelerated adoption of the Misonix Nexus platform and leveraging the scale of the Bioventus OUS direct business model in the U.K., Canada and Germany and infrastructure in the Netherlands. To improve Misonix’ overall scale and reach.

Lastly, leveraging the Bioventus market access team across the range of Misonix products to improve market and hospital access for their technologies. Our CFO, Greg Anglum, will now walk you through the financial impacts of this transaction.

Greg Anglum: Thanks, Ken.

Bioventus believes that the strong strategic fit between these 2 businesses will unlock $20 million of cost synergies by the end of the second full year following the completion of the transaction, through reduced public company costs and other benefits of our combined scale and infrastructure. While this target is based on our early assessment of the transaction, our teams in concert with the dedicated integration project management office, we’ll continue to assess ways in which to execute on these synergy targets and identify others in an efficient manner. While Bioventus has not attempted to quantify, we further believe there are considerable revenue synergy opportunities resulting from our comprehensive combined sales force, complementary products and the opportunities for geographic expansion that Bioventus brings to Misonix.

Ultimately, Bioventus believes this transaction can create compelling value for our shareholders. We believe this transaction brings transformational scale and accelerates our double our double-digit top line annual growth. In connection with the -- in conjunction with the synergies I just discussed, Bioventus expects the addition of Misonix to be accretive to adjusted EBITDA in the first full year after completion of the transaction and accretive to adjusted EBITDA margin by the second full year after completion of the transaction. Bioventus also thinks we’ll be in a good position to have ROIC at or above our cost of capital by the fifth full year after completion of the transaction.

Finally, we believe the pro forma balance sheet gives us sufficient flexibility going forward to fund continued organic and inorganic growth opportunities driven by our combined offerings and commercial reach.

Before I turn the call back to Ken, I’d like to briefly cover Bioventus’ second quarter preliminary net sales results that we announced in a separate press release this afternoon and can be seen on Slide 9 of the presentation.

Net sales of $108 million to $110 million represents 86.2% to 89.7% year-on-year growth and is comprised of net sales from legacy Bioventus of $96.5 million to $98. 0 million, representing organic revenue growth of 66.4% to 69.0% and net sales from the acquisition of Bioness of $11.5 million to $12.0 million.

Second quarter net sales results exceeded the guidance range provided on Bioventus’ first quarter earnings call, which called for total net sales to increase approximately 67% to 74% year-over-year on a GAAP basis. We updated Bioventus’ 2021 revenue guidance expectations as a result of the stronger-than-expected sales results in the second quarter of 2021.

For the 12 months ending December 31, 2021, we now expect net sales of $405 million to $415 million, up approximately 26% to 29% year-over-year. This compares to our prior guidance range introduced in our Q1 earnings press release on May 12, 2021, which called for net sales of $394 million to $406 million. Bioventus intends to update financial guidance for the 12 months ending December 31, 2021, in our earnings press release on August 10, 2021.

We expect that guidance update will not have a material impact to our expected adjusted EBITDA margin. With that, I’ll turn the call over for Q&A.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions) Our first question comes from Kyle Rose with Canaccord.

Kyle Rose: Great. Thank you very much and congrats on the quarter. I wonder if you could just -- let’s say, on the deal before we touched in the quarter. But I wondered if you could just flesh out just a little bit more as far as how you see the commercial organization of the combined company looking on a go-forward basis.

I believe Misonix has primarily a direct sales team, at least in the United States. You talked about some synergies across the Exogen business as well as across the ortho business on the surgical side. I think surgical is more a distributor for you? How do those synergies and cross-selling opportunities play out over the course of, say, the first 12 months post deal close?

Ken Reali: Thanks for the question, Kyle. And obviously, I’ll reiterate revenue synergies have not been factored in yet as of yet, although we see a number of them in both of the Misonix verticals. Number one, on the surgical side, as you said, we have a common customer there, and that’s what’s really important to understand the spine surgeon, both neuro and orthopedic spine surgeon. And we’re both hardware agnostic, meaning that we can fly above the radar relative to spinal hardware companies. And Misonix and their direct sales force has done a terrific job penetrating the market with a surgical scalpel for decompressions.

Decompressions are often done in conjunction with spinal fusions, where our bone graft substitutes are utilized. So in the same procedure, we do envision both products often being utilized together. And with that, there is a tremendous synergy on a by-customer basis. We will work through integration, but our goal is to utilize the combined sales force that we have, both the distributors as well as the direct sales force that Misonix and Stavros have built. So we see tremendous synergy from that perspective.

And then on the wound side, it’s really in the office setting that is particularly appealing. As Stavros has talked on prior calls, many of the wound patients are now treated in the office, the foot and ankle, the podiatric office which is the sweet spot for us and for Bioventus. That’s where we sell Exogen. 30% of our Exogen orders today are in the foot and ankle region, and this is a tremendous synergy opportunity for us to sell into those offices and certainly sell the Misonix products and they’re all of their whole portfolio of wound products. So -- Those are the real call out synergies that we have not figured in financially yet, but certainly, we’ll be working heavily on in our integration efforts.

Kyle Rose: That’s very helpful. And then when I think about -- you’ve obviously got this deal here, you just recently closed Bioness. You’ve got some future potential milestones with CartiHeal -- Is it fair to say that the BD activity might slow down over the near term? Or how should we talk about that?

Ken Reali: No, Kyle. We’ve got a very active business development program. We have a portfolio and pipeline of products. And in fact, as you do more acquisitions and we expand our platform, it opens up new doors for new possibilities. On the Bionect side, we expect to complete the integration of Bioness by the end of this year. because of the closing timing with Misonix, we actually won’t start a lot of the integration until early next year. So it allows us to complete the Bioness integration fully this year as we’re starting to plan the Misonix integration.

So from that perspective, we feel that we’re in good shape in terms of timing and resources with our team. And certainly, on the M&A front, we’ll continue to be active and look for opportunities to leverage, drive accretive long-term growth. Certainly, the Misonix deal checks those boxes and provide scale and leverages our commercial channel, all the things that we’ve talked about over the course of the past quarters in terms of our M&A strategy.

Operator: And our next question comes from Drew Ranieri with Morgan Stanley. Drew Ranieri: Congratulations on the deal. I guess, first, just on the Restorative

Therapies business or what it will be called now. Can you just touch on maybe what opportunities you see in wound, it’s a new business for Bioventus, but I would just kind of like to hear kind of your vision going forward for how you could expand that business over time?

Ken Reali: Yes. Well, obviously, to us, it’s very customer-specific. And we work with thousands of podiatric and foot and ankle surgeons today with our Exogen product who also all treat as we did our diligence, diabetic foot ulcers. So that is a vertical and an area that’s very close to Misonix. They’ve done very well in that market. Certainly, with the Misonix 1 and their wound products, their skin products today. So we see the ability to leverage that, Drew, in the office setting. Once again, the office setting was a missed area for Misonix. They haven’t reached. They focus more on the wound centers and the hospital -- so this allows us to expand that setting and certainly have higher interaction with customers.

In my experience, the more interaction you have with the customer based on the setting, whether it be the office, the ambulatory surgical center, wound centers of the hospital, the greater chance for increased revenue, the increased use of our products. So that is the opportunity that we see in wound -- we don’t have a significant wound play that is going to be based -- it’s really going to be based on customer and what our customer needs are and where we’re selling. And that will be the structure of our wound business going forward.

Drew Ranieri: Got it. Understood. And kind of with bone graft substitutes for a moment, I think that we’ve talked before about doubling your market share and bone graft substitutes over the next 4 or 5 years. But maybe can you talk about the opportunities to maybe accelerate that potential for market share capture just with the combined solution?

Ken Reali: Yes. This certainly, Drew, gets us closer to the customer. But with the same strategy, as Stavros and I talked about this business, we both have had the same strategy of being agnostic to spinal implants or spinal hardware, which we viewed as a very powerful tool to penetrate institutions and being agnostic, not aligned to 1 hardware company, fly above the radar and really get many surgeons of different allegiances to utilize our products. So the opportunity we see is that dual sale of bone graft substitutes and the surgical scalpel used in decompressions infusions. -- decompressions infusions are 1 of the most common procedures that’s fine surgeon than neurosurgeons do today, and we have an opportunity with our product combination to sell both in the same procedure.

So we do see the ability to accelerate that growth. We haven’t quantified it yet, but certainly, that revenue synergy, the ability to take the hundreds of surgeons that use our products today, bone graft substitutes and the hundreds of surgeons that use the Misonix products and really have open opportunities to convert and cross-sell those surgeons.

So that will be the strategy. It certainly provides us a very unique opportunity. And I will add that Bioventus does not have a strategy to get into spinal hardware. We do want to expand in spine where we see opportunistic opportunities. And this was an opportunistic opportunity where we saw the strategy and the technology itself the surgical scalpel and the ability to decompress a spine in a very accurate and safe manner as extremely compelling the ability for this to become a market leader and certainly a very fast grower as our bone graft substitute franchise has been.

Drew Ranieri: Got it. And then just maybe on the quarter, I mean, really impressive quarter. Can you discuss maybe where you saw the most strength? Was it broad-based? Or were there specific business segments that might have out shown others? And anything in terms of what we should be thinking about for procedure recovery into the quarter?

Greg Anglum: Yes, Drew, I’ll take that one. And the short plan version is we’re going to go into a lot more detail on that on our call on August 10. However, I will tell you what we saw is continued momentum, some of what we saw coming out of Q1 continued throughout Q2. So really excited -- we’re excited about the quarter certainly and excited about our performance of 10% above the midpoint of guidance and look forward to talking to you more about that here in a couple of weeks.

Operator: Our next question comes from Robbie Marcus with JPMorgan.

Unidentified Participant: This is actually Allen on for Robbie. -- congratulations on the quarter and the deal. I see like a lot of it’s been covered already. So I just had like kind of like a quick follow-up to what Kyle asked before. But I think 1 of the hallmarks of orthopedics is decisively that the integration, especially when it comes to combining these kind of disparate sales forces or overlapping sales forces can be somewhat difficult. And it sounds like you guys are definitely very confident on executing on that. But just like to elaborate on it a little bit further, why wouldn’t there be some level of dissynergies in year 1 and maybe even into year 2 as you work to kind of get the direct sales force and the distributors that play nice?

Ken Reali: Well, I think it really comes down, Alan, to call points where the Misonix sales force is focused is on wound centers, which is obviously not a call point for Bioventus today. So that’s their wound business. And I would say on the surgical side, look, the spine universe is enormous. There’s thousands of spine surgeons. And certainly, while there might be some overlap, the way we’re going to handle this integration is on a by-customer basis. Orthopedics is still very much of a relationship business, particularly in spine. And in my experience with integration, the best way to handle it is on a by- customer basis and whoever has the best relationship with that particular surgeon is the 1 that we’re going to go with relative to how we cross-sell our products.

That -- there’s a pretty good precedent for that. And I think that type of approach works in the near term as we begin integration and not have lost business or dis-synergies as you said, -- So to me, it’s that approach. And keep in mind, we’re both still small players in the spine universe. So the impact of dissynergies versus the opportunity for upside growth and cross-selling is significant in a pretty big market.

Unidentified Participant: Got it. And actually, I did have another kind of quick follow- up. When you’ve talked about how you’re clearly willing to continue looking for inorganic strategic opportunities even while you’re integrating. But as you mentioned, when you were asked about kind of like the overlap between Bioness and this acquisition, should we think of it as maybe giving as there being like maybe a little bit of a lull in M&A as you work to really work through the initial integration, and then you might get more active? Or like could we see another acquisition as early as like the very start of 2022 right after you close this one?

Ken Reali: Look, Alan, we’re active in M&A, M&A that drives accretive growth that leverages our commercial scale and our infrastructure is what we look for -- we can’t put a timetable on that. It happens when it happens. It happens when you’re opportunistic. And certainly, 1 of the advantages that Bioventus has is our speed and our ability to work quickly without a larger company bureaucracy. So we’re certainly going to continue to take advantage of that. Continue to work our M&A pipeline. So that’s a difficult question to answer in terms of putting a time frame on it.

Operator: Our next question comes from Ryan Zimmerman.

Ryan Zimmerman: Stavros, congrats to the Misonix shareholders certainly positive outcome. Maybe for the Bioventus team, though, I’d love to get your sense for your scale and wound with the sales force. If I recall, when Misonix acquired Solsys, I think as of the last quarter, actually, they had maybe 100 or so sales reps. And so some of the players you’re going up in the wound market, you’re going against a sitting at 250, 300 reps in wound. And so I’d love to get your understanding of kind of how you think about your sales force today and wound and how do you potentially scale that up if you are going to do that?

Ken Reali: Stavros, do you want to start off answering that question?

Greg Anglum: Yes. I think, Ryan, as we look at the wound business, we’ve been successful as an organization really targeting the wound care centers and the ORs. We just haven’t had on the street to really target the physician office market. So with coming together with Bioventus, they have a significant sales force.

Ken can elaborate a little bit on that sales force. But we think that gives us an incremental call point and 1 that we’re really unable to get to because with having 85, 87 wound resources on the ground and being more focused on the wound care centers and a little bit on the OR. -- just really couldn’t get to the physician offices. And I think with this right now adding, I think it’s 100-plus resources Ken can elaborate, I think that does give us the scale to be up there against some of the bigger players in the space.

We’ve certainly spent a lot of time on building the solution with the proprietary debridement technology as well as a basket of tissue not just a single product like when we acquired Solsys. So I think from a timing perspective, the timing is fantastic because this creates scale and gives us the ability to accelerate the growth by quite simply adding those resources that have a common call point right now. I think there’s -- you look at Exogen and how well received that product is in that segment of the market. There’s existing relationships in place. And now it’s a question of putting more product into the bag to leverage those relationships. Ken, I don’t know if you want to add to that?

Ken Reali: Yes. Sure, Stavros. So Ryan, we’re the #1 player in fracture healing 30% of our business comes from foot and ankle and podiatric surgeons approximately 4,000 surgeons fall into that category that we deal with on an annual basis. We have a sales force of about 300 direct reps in the United States that sell Exogen.

So we have, in combination with Stavros team focused on the wound centers and our focus on the office, I think we’re going to have the wound area covered well. And I think we’ll be able to compete very well with other wound companies in this particular area around diabetic foot ulcers. When we did our analysis and diligence, we found a significant overlap between our customers that prescribe Exogen and the customers that utilize the same codes that you use for the Misonix wound products. That’s how we were able to dissect this opportunity. And certainly, our sales force extremely dedicated, intelligent and able to pick up the wound products and understand them, we feel very readily. So we’re excited to give them that opportunity in the office setting.

Ryan Zimmerman: I appreciate that, Ken. And then just 1 more for me. The ultrasonic technology has done really well in Stavros and Misonix hands. And I’m just curious, as you thought about that certainly, it adds to your business today, but how do you think about the potential for that product or that technology over time? I mean, there’s been talk of robotics and other things. And so maybe just elaborate on kind of where you see — think about where you could take that potentially over time?

Ken Reali: Yes. That’s 1 area that Stavros and I have spoken about quite a bit, and we are pretty excited about the opportunity beyond the 2 verticals that we’re talking about today. Bioventus beyond what we’ve talked about today, we’re an HA sports medicine company, and we certainly see applications for ultrasonic technology and sports medicine.

Certainly, as you said, in robotics and spine as we continue to become a spine player in certain areas. I think as Stavros has talked before, I think in the discectomy space, these are all areas that we’ll continue to invest in, leverage the proprietary technology that Misonix has that we view as a platform in orthopedics and regenerative medicine. So certainly, Ryan, those are some areas that we’re pretty excited about.

Operator: (Operator Instructions)

And our next question comes from Amit Hazan from Goldman Sachs.

Unidentified Participant: This is Phil on for Amit. I actually think everything has pretty much been covered in the last couple of questions. So I’ll just give my congrats and leave it there.

Ken Reali: Well, thank you.

Greg Anglum: Thanks, Phil.

Operator: Thank you. And I’m showing no further questions at this time. I’d like to turn the conference back over to Ken Reali for closing remarks.

Ken Reali: Well, thank you, and thank you, everyone, for joining. In summary, today, we think this transaction benefits both Bioventus and Misonix patients, our customers and our shareholders. Misonix is a highly complementary opportunity to extend our leadership across spine and lower extremity while enhancing the capabilities of both of our companies. I want to take a moment to thank the employees of both Bioventus and Misonix. This transaction would not be possible without their hard work and dedication. We look forward to bringing our 2 teams and shared cultures together, and to the many new opportunities that this combination will present.

With that, we look forward to speaking with you on our August 10 call for our Q2 results. Thank you very much.

Operator: Thank you for participating in today’s conference call. This does conclude the program, and you may now disconnect.

Forward-Looking Statements And Information

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the ability to consummate the mergers. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and Misonix undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) Bioventus and Misonix may be unable to obtain their respective requisite stockholder approvals as required for the proposed transaction; (2) conditions to the closing of the transaction may not be satisfied; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the respective businesses of Bioventus and Misonix may suffer as a result of uncertainty surrounding the transaction; (5) the outcome of any legal proceedings related to the transaction; (6) Bioventus and Misonix may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (8) the effect of the announcement of the transaction on the ability of Bioventus or Misonix to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Bioventus or Misonix does business, or on Bioventus’ or Misonix’s operating results and business generally; and (9) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Bioventus and Misonix are set forth in their respective filings with the SEC, including each of Bioventus’ and Misonix’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in Bioventus’ most recent Quarterly Report on Form 10-Q and Misonix’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Bioventus and Misonix and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Bioventus and Misonix file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Bioventus and Misonix assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Additional Information About The Transaction And Where To Find It

In connection with the proposed transaction, Bioventus and Misonix plan to file with the Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Before making a voting decision, Bioventus’ and Misonix’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by each of Bioventus and Misonix with the SEC in connection with the proposed transaction or incorporated by reference therein carefully and in their entirety when they become available because they will contain important information about Bioventus, Misonix and the proposed transactions. Investors and stockholders may obtain a free copy of these materials (when they are available) and other documents filed by Bioventus and Misonix with the SEC at the SEC’s website at www.sec.gov, at Bioventus’ website at www.bioventus.com, at Misonix’s website at www.misonix.com or by sending a written request to Bioventus at 4721 Emperor Boulevard, Suite 100 Durham, North Carolina 27703, Attention: Investor Relations or by telephone at (919) 474-6700. The documents filed by Misonix with the SEC may be obtained free of charge at Misonix’s website at www.misonix.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Misonix by requesting them by mail at Misonix, Inc., 1938 New Highway, Farmingdale, New York 11735, Attention: Investor Relations, or by telephone at (631) 694-9555.

Participants in the Solicitation Of Proxies

Misonix and certain of its directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Misonix stockholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Misonix stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Misonix and their ownership of Misonix common stock is set forth in the definitive proxy statement for Misonix’s 2021 annual meeting of stockholders, as previously filed with the SEC on May 14, 2021. Free copies of Misonix’s proxy statement for its 2021 annual meeting of stockholders may be obtained as described in the paragraph above.

Non-Solicitation

This filing shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.